Exhibit 99.6

GOLDSHORE RESOURCES INC.

Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2025 and 2024

In Canadian Dollars

GOLDSHORE RESOURCES INC.

Condensed Consolidated Interim Statements of Financial Position

(In Canadian Dollars)

As at,

	March 31, 2025	December 31, 2024
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents (Note 4)	$10,474,336	$15,379,270
Amounts receivable (Note 5)	684,890	326,852
Prepaid expenses and deposits	261,821	291,035
	11,421,047	15,997,157

Exploration and evaluation assets (Note 6)	100,958,951	95,055,852
Right-of-use assets and equipment (Note 7)	160,032	191,757
Long-term deposits	175,123	447,000
TOTAL ASSETS	$112,715,153	$111,691,766

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Notes 8 and 13)	$1,332,500	$1,283,066
Current portion of lease liabilities (Note 9)	71,291	71,291
Current portion of flow-through premium liability (Note 10)	1,915,570	3,561,195
	3,319,361	4,915,552

Non-current portion of lease liabilities (Note 9)	115,243	132,463
Deferred income tax liability	15,565,000	13,971,000
TOTAL LIABILITIES	18,999,604	19,019,015

SHAREHOLDERS’ EQUITY
Share capital (Note 12)	108,116,629	105,808,584
Obligation to issue shares (Note 6)	7,500,000	7,500,000
Reserve (Note 12)	7,984,377	7,295,667
Accumulated deficit	(29,885,457)	(27,931,500)
TOTAL SHAREHOLDERS’ EQUITY	93,715,549	92,672,751
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$112,715,153	$111,691,766

Nature and continuance of operations and going concern (Note 1)
Subsequent events (Note 17)

These financial statements were authorized for issue by the Board of Directors on May 29, 2025. They are signed on behalf of the Board of Directors by:

“Michael Henrichsen”	“Joanna Pearson”
CEO and Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

GOLDSHORE RESOURCES INC.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited, in Canadian Dollars)

	Three months ended March 31, 2025	Three months ended March 31, 2024
EXPENSES
Amortization expense (Note 7)	$15,167	$18,662
Consulting fees (Note 13)	286,100	85,500
General and administrative costs (Note 13)	149,538	76,995
Professional fees	195,078	47,871
Regulatory and transfer agent fees	33,756	25,543
Shareholder information and investor relations	538,613	53,087
Stock-based compensation (Notes 12 and 13)	782,444	469,330
Travel costs	18,032	8,949
	$(2,018,728)	$(785,937)
OTHER ITEMS
Interest expense (Note 9)	(2,369)	(2,696)
Interest and other income (Notes 7 and 11)	116,874	62,941
Part XII.6 tax expense	(101,358)	-
Recovery of flow-through premium (Note 10)	1,645,624	58,213
LOSS BEFORE INCOME TAXES	$(359,957)	$(667,479)
Deferred income tax expense	(1,594,000)	(110,000)
LOSS AND COMPREHENSIVE LOSS	$(1,953,957)	$(777,479)

Basic and diluted loss per share	$(0.01)	$(0.00)
Weighted average number of common shares outstanding – basic and diluted	337,577,714	259,667,918

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

GOLDSHORE RESOURCES INC.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited, in Canadian Dollars)

	Common Shares	Share Capital	Obligation to issue shares	Reserve	Accumulated deficit	Total
Balance, December 31, 2023	259,667,918	$90,327,072	$7,500,000	$7,373,377	$(23,098,261)	$82,102,188
Fair value of expired options (Note 12)	-	-	-	(67,105)	67,105	-
Stock-based compensation	-	-	-	469,330	-	469,330
Loss and comprehensive loss for the period	-	-	-	-	(777,479)	(777,479)
Balance, March 31, 2024	259,667,918	90,327,072	7,500,000	7,775,602	(23,808,635)	81,794,039

Balance, December 31, 2024	335,615,647	105,808,584	7,500,000	7,295,667	(27,931,500)	92,672,751
Exercise of warrants (Note 12)	8,294,338	2,073,585	-	-	-	2,073,585
Exercise of compensation options (Note 12)	738,394	206,181		(80,654)		125,527
Exercise of stock options (Note 12)	100,000	38,080	-	(13,080)	-	25,000
Share issuance costs (Note 12)	-	(9,801)	-	-	-	(9,801)
Stock-based compensation (Note 12)	-	-	-	782,444	-	782,444
Loss and comprehensive loss for the period	-	-	-	-	(1,953,957)	(1,953,957)
Balance, March 31, 2025	344,748,379	$108,116,629	$7,500,000	$7,984,377	$(29,885,457)	$93,715,549

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

GOLDSHORE RESOURCES INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited, in Canadian Dollars)

	Three months ended March 31, 2025	Three months ended March 31, 2024
Cash flows provided by (used in): OPERATING ACTIVITIES
Loss for the period	$(1,953,957)	$(777,479)
Non-cash items:
Amortization and interest expense	17,536	21,358
Stock-based compensation expense	782,444	469,330
Part XII.6 tax interest	59,245	-
Other non-cash income/expense	16,558	-
Recovery of flow-through premium	(1,645,624)	(58,213)
Deferred income tax expense	1,594,000	110,000
Changes in non-cash working capital items:
Amounts receivable, prepaid expenses and deposits	(328,824)	34,379
Accounts payable and accrued liabilities	(102,071)	20,296
Cash flows used in operating activities	(1,560,693)	(180,329)

INVESTING ACTIVITIES
Mineral property acquisition, exploration and long-term deposits	(5,538,963)	(517,336)
Cash flows used in investing activities	(5,538,963)	(517,336)

FINANCING ACTIVITIES
Share issuance costs	(9,801)	-
Proceeds from warrant exercise	2,073,585	-
Proceeds from compensation warrant exercised	125,527
Proceeds from stock options exercised	25,000	-
Repayment of lease obligations	(19,589)	(18,150)
Cash flows provided by financing activities	2,194,722	(18,150)

Change in cash and cash equivalents	(4,904,934)	(715,815)
Cash and cash equivalents, beginning of period	15,379,270	5,269,421
Cash and cash equivalents, end of period	$10,474,336	$4,553,606

Supplemental cash flow information:

Exploration and evaluation asset costs in accounts payable and accrued liabilities	$(92,259)	$422,338
Interest received	68,735	62,791
Part XII.6 tax interest paid	42,113	-
Transfer of reserves upon exercise of compensation options	80,654	-
Transfer of reserves upon exercise of stock options	13,080	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

GOLDSHORE RESOURCES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited, in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS AND GOING CONCERN

Goldshore Resources Inc. (the “Company”) is a gold focused Canadian mineral exploration company. The Company’s primary business is the acquisition and evaluation of precious metal mineral properties in Canada. Goldshore currently holds title to the Moss Gold Project and Hillcrest Project, and an option to earn into the Vanguard Project, located in Ontario, Canada. The Company’s head office is located at 450 Commerce Place, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6 and its registered and records office is at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, V6E 2J3.

These condensed consolidated interim financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the ordinary course of operations. As at March 31, 2025, the Company’s current assets exceeded its current liabilities by $8,101,686 and the Company had an accumulated deficit of $29,885,457. The Company’s ability to continue as a going concern is dependent upon its ability to raise equity capital or borrowings sufficient to meet future obligations until such a time as the Company is profitable. The business of mining and exploration involves a high degree of risk and there can be no assurance that management’s plans will be successful. The Company currently is not generating any revenue. Whether and when the Company can obtain profitability and positive cash flows from its operations is uncertain. These material uncertainties may cast significant doubt on the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

2.	BASIS OF PRESENTATION

Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, using accounting policies consistent with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of IFRS Interpretations Committee (“IFRIC”).

Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit or loss (“FVTPL”), which are stated at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Basis of consolidation

The condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiary, Moss Lake Project Inc. (“Moss Lake”). Intercompany balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Presentation and functional currency

The presentation and functional currency of the Company and its subsidiary is the Canadian dollar. All amounts in these condensed consolidated interim financial statements are expressed in Canadian dollars, unless otherwise indicated.

Significant accounting judgments and estimates

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to make certain critical accounting estimates and assumptions about the future and to exercise judgment in applying the Company’s accounting policies. Actual results could differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. The impacts of changes to estimates are recognized in the period estimates are revised and in future periods affected.

GOLDSHORE RESOURCES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited, in Canadian Dollars)

2.	BASIS OF PRESENTATION (continued)

Significant accounting judgments

The critical judgments, apart from those involving estimations, that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements are as follows:

Going concern

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to pay for its ongoing operating expenditures and meet its liabilities for the ensuing year involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

Impairment of long-lived assets

The carrying value and the recoverability of long-lived assets, including exploration and evaluation assets, are evaluated at each reporting date. Management assesses for indicators of impairment, which includes assessing whether facts or circumstances exist that suggest the carrying amount exceeds the recoverable amount, specifically if the Company expects to continue with expenditure on the further exploration of the project, and that the period for which the Company has the right to explore has not and will not expire.

Key sources of estimation uncertainty

The key assumptions management has made about the future and other major sources of estimation uncertainty at the date of the statement of financial position that have significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

Valuation of stock-based compensation and compensation options

The Company uses the Black-Scholes option pricing model for the valuation of stock-based compensation and compensation options. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, forfeiture rate, risk-free market interest rate, expected volatility in the price of the underlying stock and expected life of the instruments. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Flow-Through premium liability

Pursuant to the terms of the flow-through share agreements, flow-through shares transfer the tax deductibility of qualifying resources expenditures to investors. On Issuance, the Company bifurcates the flow-through shares into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon expenses being incurred, the Company derecognizes the liability on a pro-rata basis and recognizes a recovery for the amount of tax reduction renounced to the shareholders.

Income taxes

The Company recognizes deferred tax assets for deductible temporary differences, unused tax losses and other income tax deductions only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, unused tax losses and other income tax deductions can be utilized. In assessing the probability of realizing the income tax benefits of deductible temporary differences, unused tax losses and other income tax deductions, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

Changes in any of the above-mentioned estimates can materially affect the amount of income tax assets recognized. In addition, where applicable tax laws and regulations are either unclear or subject to varying interpretations, changes in these estimates can occur that materially affect the amounts of income tax assets recognized. The Company reassesses unrecognized income tax assets at the end of each reporting period.

GOLDSHORE RESOURCES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited, in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 3 to the audited consolidated financial statements for the year ended December 31, 2024, and have been consistently followed in the preparation of these condensed consolidated interim financial statements:

a)	New accounting standards and interpretations

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes.

IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. The Company is currently assessing the effect of this new standard on its financial statements.

4.	CASH AND CASH EQUIVALENTS

At March 31, 2025 and December 31, 2024, the Company’s cash and cash equivalents were comprised of the following:

	March 31, 2025	December 31, 2024
Cash held in bank accounts	$935,559	$300,961
Cash equivalents	9,538,777	15,078,309
Total	$10,474,336	$15,379,270

Cash equivalents are held in cashable guaranteed investment certificates with an interest rate of 3.65%.

5.	AMOUNTS RECEIVABLE

The Company’s amounts receivable is comprised of the following:

	March 31, 2025	December 31, 2024
GST receivable	$620,186	$283,481
Other receivables (Notes 7 and 11)	64,704	43,371
Total	$684,890	$326,852

During the three months ended March 31, 2025, the Company experienced a loss involving a leased vehicle. The related insurance claim receivable of $64,704 was reported as other income/(expense) and received subsequent to the reporting period. Refer to Notes 7 and 11.

GOLDSHORE RESOURCES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited, in Canadian Dollars)

6.	EXPLORATION AND EVALUATION ASSETS

	Moss Gold Project	Other Projects	Total
Acquisition costs
Balance, December 31, 2023	$52,055,250	$174,000	$52,229,250
Additions	-	140,000	140,000
Balance, December 31, 2024	$52,055,250	$314,000	$52,369,250
Additions	-	-	-
Balance, March 31, 2025	$52,055,250	$314,000	$52,369,250

Exploration and evaluation costs
Balance, December 31, 2023	$36,581,982	$235,612	$36,817,594
Assays	215,034	-	215,034
Camp costs	299,374	-	299,374
Consulting and salaries (1)	2,911,396	60,384	2,971,780
Database management	79,077	-	79,077
Drilling	1,404,581	-	1,404,581
Geochemistry and geophysics (1)	322,116	32,317	354,433
Other costs (1)	531,194	13,535	544,729
Balance, December 31, 2024	$42,344,754	$341,848	$42,686,602
Assays	596,060	-	596,060
Camp costs	401,254	-	401,254
Consulting and salaries	1,942,033	-	1,942,033
Database management	45,468	-	45,468
Drilling	2,426,672	-	2,426,672
Geochemistry and geophysics	273,650	-	273,650
Government grant	(200,000)	-	(200,000)
Other costs	417,962	-	417,962
Balance, March 31, 2025	$48,247,853	$341,848	$48,589,701

Total, December 31, 2024	$94,400,004	$655,848	$95,055,852
Total, March 31, 2025	$100,303,103	$655,848	$100,958,951

(1)	During the year ended December 31, 2024, the Company allocated certain payroll, geophysics and other overhead costs between the Moss Gold Project and the Vanguard Project pursuant to the terms of the option agreement with Thunder Gold Corp.

Moss Gold Project

On January 25, 2021, the Company entered into a purchase agreement with Moss Lake Gold Mines Ltd. and Wesdome Gold Mines Ltd. (“Wesdome”) to acquire a 100% interest in the Moss Gold project located in Ontario, Canada (the “Transaction”). The Transaction closed on June 4, 2021 (“Closing”). In exchange for a 100% interest in the project, the Company will:

•	Pay $12,500,000 cash to Wesdome upon closing (paid);

•	Issue common shares with a fair value equal to the greater of a) $19,500,000 and b) 30% of the issued and outstanding common shares of the Company to Wesdome at closing (issued 30,085,000 common shares);

•	Issue $20,000,000 in common shares to Wesdome in the form of milestone payments consisting of:

o	$5,000,000 within 12 months of Closing (issued 8,333,333 common shares on June 6, 2022);
o	$7,500,000 upon the earlier of (i) the Company completing an updated Preliminary Economic Assessment (“PEA”) or pre-feasibility study; and (ii) 30 months from Closing (issued 12,500,000 common shares on December 4, 2023); and
o	$7,500,000 upon the earlier of (i) the Company completing a feasibility study, (ii) the date on which the Company makes a development decision on the Moss Gold Project, and (iii) June 4, 2025 (48 months from Closing).

•	Grant to Wesdome a 1.00% net smelter royalty (“NSR”) on all metal production from the Moss Gold Project. The Company has the right to repurchase the NSR for $7,500,000 ($5,500,000 cash payment and $2,000,000 common share issuance) between December 4, 2023 and June 4, 2025 (30 and 48 months after Closing). Subsequent to March 31, 2025, the Company provided notice to Wesdome of its intent to repurchase the NSR with an anticipated closing date of July 21, 2025.

•	Grant Wesdome the option of representation on the Company’s Board of Directors with two appointees relative to Wesdome’s total share ownership of the Company (completed). This nomination right lapsed during the year ended December 31, 2024.

GOLDSHORE RESOURCES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited, in Canadian Dollars)

The number of common shares issued to satisfy the remaining milestone payment of $7,500,000 and the repurchase of the NSR noted above is calculated at the greater of (i) $0.60 per share, and (ii) the volume-weighted average share price for the 15 days prior to the date of issuance.

The Moss Gold Project carries an underlying advanced royalty commitment amounting to $6,250 due quarterly until the project enters production, which was inherited from Wesdome at the time of acquisition, presented as other costs in the table above.

During the three months ended March 31, 2025, the Company received a $200,000 grant under the Ontario Junior Exploration Program administered by the Government of Ontario in support of eligible exploration activities undertaken by Moss Lake. All eligible expenditures were incurred during 2024 and the grant has been recorded as a reduction to the carrying amount of exploration and evaluation assets above.

Other Projects

Vanguard Project

On July 5, 2022, and amended on May 29, 2023 and May 21, 2024, the Company executed an option agreement with Thunder Gold Corp. (“Thunder Gold”) to earn in to certain mining claims held by Thunder Gold in the Shebandowan greenstone belt known as the Vanguard Project (the “Vanguard Project”). The effective date of the agreement was July 28, 2022 (the “Effective Date”). Key terms of the option agreement are as follows:

1.	Total cash payments of an aggregate of $110,000 to Thunder Gold over 3 years, to be paid as follows:

a.	$10,000 within five days of July 28, 2022 (paid);

b.	an additional $20,000 on or before July 28, 2023, the 12-month anniversary of the Effective Date (paid);

c.	an additional $30,000 on or before July 28, 2024, the 24-month anniversary of the Effective Date (paid); and

d.	an additional $50,000 on or before July 28, 2025, the 36-month anniversary of the Effective Date.

2.	Total share issuance of an aggregate of 1,500,000 common shares of the Company (each, a “Share”) (such Shares to be subject to resale restrictions) as follows:

a.	300,000 Shares within five days of the Effective Date (issued on August 2, 2022 at fair value of $81,000);

b.	An additional 300,000 Shares on or before July 28, 2023, the 12-month anniversary of the Effective Date (issued on July 28, 2023 at a fair value of $43,500);

c.	an additional 400,000 Shares on or before July 28, 2024, the 24-month anniversary of the Effective Date (issued on July 26, 2024 at a fair value of $110,000, Note 12); and

d.	an additional 500,000 Shares on or before July 28, 2025, the 36-month anniversary of the Effective Date.

3.	Total incurred expenditures on the Vanguard Project of not less than $1,650,000 over 3 years as follows:

a.	$100,000 on or before January 28, 2023, the six-month anniversary of the Effective Date (completed);

b.	an additional $120,000 on or before July 28, 2023, the 12-month anniversary of the Effective Date (completed);

c.	an additional $80,000 on or before July 28, 2024, the 24-month anniversary of the Effective Date (completed); and

d.	an additional $1,350,000 on or before July 28, 2025, the 36-month anniversary of the Effective Date. The Company is working to renegotiate the timing of this expenditure commitment.

4.	Other non-material administrative and technical matters guiding the earn in relationship between the Company and Thunder Gold.

Hillcrest Project

On May 8, 2023, the Company staked various claims located in Ontario which comprise the Hillcrest Project for acquisition costs of $19,500.

GOLDSHORE RESOURCES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited, in Canadian Dollars)

7.	RIGHT-OF-USE ASSETS AND EQUIPMENT

A continuity of the Company’s right-of-use assets and equipment is as follows:

Right-of-use assets
Cost	(vehicles)
Balance, December 31, 2023	$468,181
Additions	-
Balance, December 31, 2024	$468,181
Additions	-
Write-off	(66,231)
Balance, March 31, 2025	$401,950

Accumulated amortization
Balance, December 31, 2023	$211,792
Additions	64,632
Balance, December 31, 2024	$276,424
Additions	15,167
Write-off	(49,673)
Balance, March 31, 2025	$241,918
Net book value
Balance, December 31, 2024	$191,757
Balance, March 31, 2025	$160,032

During the three months ended March 31, 2025, the Company experienced a loss of $16,558 involving a leased vehicle which has been recorded as other income/(expense). The related insurance claim was recorded as a receivable and collected subsequent to the reporting period. Refer to Notes 5 and 11.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued liabilities are comprised of the following:

	March 31, 2025	December 31, 2024
Accounts payable	$938,374	$791,857
Accrued liabilities	394,126	491,209
Total	$1,332,500	$1,283,066

9.	LEASES

The Company leases vehicles. At acquisition, the leased assets and liabilities were measured at the present value of the lease payments plus the anticipated exercise of renewal options, discounted using the rate implicit in the leases, which was determined to be 8% on a weighted average basis.

The Company’s lease liabilities are as follows:

	March 31, 2025	December 31, 2024
Current portion of lease obligations	$71,291	$71,291
Non-current portion of lease obligations	115,243	132,463
Total	$186,534	$203,754

GOLDSHORE RESOURCES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited, in Canadian Dollars)

The lease liability interest expense recognized in loss and lease payments recognized in the financing component of statement of cash flows is as follows:

Balance, December 31, 2023	$266,989
Interest expense	10,067
Payments	(73,302)
Balance, December 31, 2024	$203,754
Interest expense	2,369
Payments	(19,589)
Balance, March 31, 2025	$186,534

As at March 31 2025, the Company is committed to minimum lease payments as follows:

March 31, 2025
Less than one year	$71,291
One to five years	135,437
More than five years	-
Total undiscounted lease liabilities	$206,728

During the three months ended March 31, 2025, the Company expensed $8,561 under the short-term exemption of IFRS 16 (2024 - $11,400). The Company did not designate any leases as low-value.

10.	FLOW-THROUGH PREMIUM LIABILITY

The following is a continuity of the Company’s flow-through premium liability:

Flow-through premium liability
Balance, December 31, 2023	$257,047
Additions	3,889,636
Recovery of flow-through premium	(585,488)
Balance, December 31, 2024	$3,561,195
Recovery of flow-through premium	(1,645,625)
Balance, March 31, 2025	$1,915,570

As at March 31, 2025, the Company has a remaining obligation to spend $6,881,116 on eligible exploration expenditures by December 31, 2025 (December 31, 2024 - $12,792,531 by December 31, 2025).

11.	INTEREST AND OTHER INCOME

The Company’s Interest and other income are comprised of the following:

	March 31, 2025	March 31, 2024
Interest income	$68,728	$62,941
Other income/(expense) (Notes 5 and 7)	48,146	-
Total	$116,874	$62,941

GOLDSHORE RESOURCES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited, in Canadian Dollars)

12.	SHARE CAPITAL AND RESERVES

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At March 31, 2025, there were 344,748,379 issued and fully paid common shares (December 31, 2024 – 335,615,647). There were no shares held in escrow.

Three months ended March 31, 2025:

During the three months ended March 31, 2025, 8,294,338 warrants were exercised into common shares at an exercise price of $0.25 for aggregate gross proceeds of $2,073,585. In connection with the exercises, a total of Nil was transferred from reserves to share capital.

During the three months ended March 31, 2025, 738,394 compensation options were exercised into common shares at an exercise price of $0.17, for aggregate gross proceeds of $125,527. In connection with the exercises, a total of $80,654 was transferred from reserves to share capital.

During the three months ended March 31, 2025, 100,000 stock options were exercised at an exercise price of $0.25 for gross proceeds of $25,000. In connection with the exercises, a total of $13,080 was transferred from reserves to share capital.

Year ended December 31, 2024:

During the year ended December 31, 2024, 37,500,000 warrants were exercised into common shares at an exercise price of $0.13 and 3,222,450 warrants were exercised into common shares at an exercise price of $0.25, for aggregate gross proceeds of $5,680,612. In connection with the exercises, a total of $187,500 was transferred from reserves to share capital.

During the year ended December 31, 2024, 986,393 compensation options were exercised at an exercise price of $0.17 for gross proceeds of $167,686. In connection with the exercises, a total of $107,714 was transferred from reserves to share capital.

On July 26, 2024, the Company issued 400,000 common shares with a fair value of $110,000 to Thunder Gold Corp. pursuant to its option agreement for the Vanguard Project.

On October 29, 2024, the Company completed a brokered private placement for aggregate gross proceeds of $13,972,358 (collectively, the “Flow-Through Shares”). In connection with the private placement, the Company issued:

•	15,848,159 flow-through common shares of the Company at a price of $0.475 for gross proceeds of $7,527,876; and
•	12,159,400 charity flow-through common shares of the Company at a price of $0.53 for gross proceeds of $6,444,482.

Based on the difference in price between the Flow-Through Shares and the Company’s common shares, management accounted for the premium paid on the Flow-Through Shares on a residual basis as a flow-through premium liability of $3,889,636 (Note 10). In connection with the private placement, brokers received a cash commission of $813,220 and incurred other share issuance costs of $512,093. In addition, the Company granted the brokers 1,627,565 non-transferable compensation options (the “Compensation Options”) with a fair value of $248,588. Each Compensation Option will entitle the holder thereof to purchase one common share at an exercise price of $0.475 per common share for a period of 24 months following the closing of the private placement. The fair value of the Compensation Options was determined using the Black-Sholes Option Pricing Model using the following assumptions: risk-free rate of 3.08%, expected life of 2 years, volatility factor of 91.1%, and dividend yield of Nil.

Stock options

The Company adopted an Omnibus Incentive Plan on November 3, 2022 (the “Plan”), approved by shareholders at the Company’s annual general meeting on January 23, 2024. Under the Plan, the Company may grant its directors, officers, employees and consultants stock options, restricted share units, and deferred share units (together the “Share Based Compensation”) of the Company and which reserves up to 10% of its outstanding shares as Share Based Compensation. The exercise price shall not be less than the market value (“Market Value”) of the common shares of the Company as of the grant date. Market Value will be the closing trading price of the common shares on the day immediately preceding the grant date and may be less than this price if it is within the discounts permitted by the applicable regulatory authorities including the TSX Venture Exchange. The expiry date of an option shall be determined by the Board of Directors of the

GOLDSHORE RESOURCES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited, in Canadian Dollars)

Company and shall be no later than the tenth anniversary of the grant date of such option. The vesting terms and conditions of stock options are determined by the Board of Directors.

On February 10, 2025, 500,000 stock options were granted to an officer of the Company. One third of the stock options vest on August 10, 2025, one third vest on August 10, 2026, and one third vest on August 10, 2027, and are exercisable at $0.38 for a period of 5 years.

The Black-Scholes Option Pricing Model inputs for options granted during the three months ended March 31, 2025 and the year ended December 31, 2024 are as follows:

			Risk- Free
		Exercise	Interest	Expected	Volatility	Dividend	Fair
Grant Date	Expiry Date	Price	Rate	Life	Factor	Yield	Value
May 28, 2024	May 28, 2029	$0.225	3.81%	5 years	89.23%	Nil	$0.16
Nov 28, 2024	Nov 28, 2029	$0.380	3.09%	5 years	87.00%	Nil	$0.16
Feb 10, 2025	Feb 10, 2030	$0.380	2.74%	5 years	86,23%	Nil	$0.21

The following is a continuity of the Company’s stock options outstanding for the three months ended March 31, 2025 and the for the year ended December 31, 2024:

	Exercise price	Number of options
Closing balance, December 31, 2023	$0.43	15,040,166
Granted	0.34	9,200,000
Expired	0.60	(158,333)
Closing balance, December 31, 2024	$0.40	24,081,833
Granted	0.38	500,000
Exercised	0.25	(100,000)
Closing balance, March 31,2025	$0.40	24,481,833

During the three months ended March 31, 2025, the Company recognized $369,322 (2024 – $271,377) in stock-based compensation expense related to the vesting of stock options. During the three months ended March 31, 2025, the fair value of expired stock options of $nil was reclassified to deficit (2024 – $67,105).

As at March 31, 2025, the Company had outstanding options as follows:

Expiry date	Options outstanding	Options exercisable	Exercise price	Remaining contractual life (in years)
June 4, 2026	7,250,000	7,250,000	$0.65	1.18
November 23, 2026	387,500	387,500	$0.65	1.65
April 24, 2028	3,575,000	2,350,000	$0.25	3.07
December 22, 2028	3,569,333	1,189,778	$0.15	3.73
May 28, 2029	2,250,000	750,000	$0.23	4.16
November 28, 2029	6,950,000	-	$0.38	4.67
February 10, 2030	500,000	-	$0.38	4.87
Total	24,481,833	11,927,278

(1)	Subsequent to March 31, 2025, 350,000 options expired unexercised.

The weighted average remaining contractual life of stock options outstanding at March 31, 2025 was 3.17 years (December 31, 2024 – 3.38 years).

GOLDSHORE RESOURCES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited, in Canadian Dollars)

Restricted Share Units (“RSUs”)

The following is a continuity of the Company’s RSU’s outstanding for the three months ended March 31, 2025 and the for the year ended December 31, 2024:

	Value at grant date	Number of RSU’s
Closing balance, December 31, 2023	$0.13	6,769,300
Granted	0.26	6,237,500
Vested	0.13	(6,656,800)
Cancelled	0.10	(112,500)
Closing balance, December 31, 2024	$0.26	6,237,500
Granted	0.32	250,000
Closing balance, March 31, 2025	$0.26	6,487,500

On February 10, 2025, 250,000 RSU’s were granted to an officer of the Company. The RSUs vest after one year.

On April 24, 2024, 1,673,968 RSU’s vested which were settled by way of a combination of cash and equity, comprised of the issuance of 1,290,472 common shares and an aggregate cash payment of $55,607.

In October 2024, 112,500 RSU’s originally granted in the November 17, 2023 tranche were cancelled. On November 17, 2024, the remaining 2,887,500 RSU’s vested and were settled by way of equity, resulting in the issuance of 2,887,500 common shares.

On December 22, 2024, 2,095,332 RSU’s vested which were settled by way of a combination of cash and equity, comprised of the issuance of 1,653,355 common shares and an aggregate cash payment of $109,495.

As at March 31, 2025 the Company had outstanding RSUs as follows:

			Remaining
	RSU’s	Value at	contractual life
Vesting date	outstanding	grant date	(in years)
May 28, 2025	600,000	$0.225	0.16
July 29, 2025	3,000,000	$0.275	0.33
November 28, 2025	2,637,500	$0.255	0.66
February 10, 2026	250,000	$0.315	0.87
Total	6,487,500

(1)	Subsequent to March 31, 2025, 600,000 RSUs vested.

During the three months ended March 31, 2025, the Company recognized $413,122 (2024 - $197,953) in stock-based compensation expense related to the vesting of RSU’s.

Warrants

The following is a continuity of the Company’s warrants outstanding for the three months ended March 31, 2025 and the for the year ended December 31, 2024:

	Exercise price	Number of warrants
Closing balance, December 31, 2023	$0.27	80,642,273
Exercised	0.14	(40,722,450)
Expired	0.55	(21,880,166)
Closing balance, December 31, 2024	$0.24	18,039,657
Exercised	0.25	(8,294,338)
Closing balance, March 31, 2025	$0.24	9,745,319

During the three months ended March 31, 2025, the fair value of expired warrants of $80,654 was reclassified to deficit (2024 – Nil).

GOLDSHORE RESOURCES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited, in Canadian Dollars)

As at March 31, 2025, the Company had outstanding warrants as follows:

				Remaining
	Warrants	Warrants		contractual life
Expiry date	outstanding	exercisable	Exercise price	(in years)
April 13, 2025 (1)	7,228,033	7,228,033	$0.25	0.04
May 16, 2025(2)	1,509,286	1,509,286	$0.25	0.13
November 17, 2026	1,008,000	1,008,000	$0.13	1.63
Total	9,745,319	9,745,319

(1)	Subsequent to March 31, 2025, 6,875,083 warrants were exercised at an exercise price of $0.25 and 352,950 warrants expired unexercised.

(2)	Subsequent to March 31, 2025, 1,509,286 warrants were exercised at an exercise price of $0.25.

The weighted average remaining contractual life of warrants outstanding at March 31, 2025 was 0.21 years (December 31, 2024 – 0.38 years).

Compensation options

The following is a continuity of the Company’s compensation options outstanding for the three months ended March 31, 2025 and the for the year ended December 31, 2024:

	Exercise price	Number of options
Closing balance, December 31, 2023	$0.30	3,080,432
Granted	0.48	1,627,565
Exercised	0.17	(986,393)
Expired	0.57	(1,003,815)
Closing balance, December 31, 2024	$0.35	2,717,789
Exercised	0.17	(738,394)
Closing balance, March 31, 2025	$0.42	1,979,395

During the three months ended March 31, 2025, no amount related to fair value of expired compensation options was reclassified to deficit (2024 – Nil).

As at March 31, 2025, the Company had outstanding compensation options as follows:

	Compensation	Compensation		Remaining
	options	options		contractual life
Expiry date	outstanding	exercisable	Exercise price	(in years)
April 13, 2025 (1)	351,830	351,830	$0.170	0.04
October 29, 2026	1,627,565	1,627,565	$0.475	1.58
Total	1,979,395	1,979,395

(1)	Subsequent to March 31, 2025, 351,830 warrants were exercised at an exercise price of $0.17.

The weighted average remaining contractual life of compensation options outstanding at March 31, 2025 was 1.31 years (December 31, 2024 – 1.21 years).

13.	RELATED PARTIES

The Company’s related parties consist of its key management personnel. During three months ended March 31, 2025 and 2024, the Company incurred the following amounts for compensation of key management personnel, including directors, and companies controlled and/or owned by officers and directors of the Company:

	Three months ended March 31, 2025	Three months ended March 31, 2024
Salaries, management fees and other employee benefits(1)	$239,500	$125,500
Share based payment (2)	433,647	371,126
Total	$673,147	$496,626

(1)	Includes $142,000 recorded in consulting fees, $27,500 recorded in general and administrative costs and $70,000 capitalized to exploration and evaluation assets (2024 - $55,000, Nil and $70,000, respectively).

GOLDSHORE RESOURCES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited, in Canadian Dollars)

As at March 31, 2025, the Company did not owe any amounts to key management personnel in respect of services provided to the Company (2024 - $36,240) and owed $4,354 in respect of expenses incurred on behalf of the Company (2024 - $4,804).

During the three months ended March 31, 2025, the Company was party to service agreement whereby it had contracted administrative, corporate and financial reporting services with Sentinel Corporate Services Inc. (“Sentinel”), a company controlled by a close family member of the former Chief Financial Officer, which were included in general and administrative costs. During the three months ended March 31, 2025, the Company incurred related party expenses with Sentinel for administration, corporate and financial reporting services of $15,000 (2024 - $28,500).

All related party transactions are incurred in the normal course of business and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

14.	FINANCIAL INSTRUMENTS

a)	Categories of financial instruments and fair value measurements

The Company’s financial assets and liabilities are classified as follows:

	March 31, 2025	December 31, 2024
Financial assets: Amortized cost
Cash and cash equivalents	$10,474,336	$15,379,270
Amounts receivable	$684,890	$326,852

Financial liabilities:
Amortized cost
Accounts payable and accrued liabilities	$1,332,500	$1,283,066
Lease liabilities	$186,534	$203,754

Accounts payable and accrued liabilities include amounts due to and due from related parties (Note 13). The Company’s cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments.

b)	Management of financial risks

The Company’s risk exposures arising from financial instruments and the impact on the Company’s condensed interim consolidated financial statements are summarized below:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. As at March 31, 2025, the Company was exposed to credit risk on its cash and cash equivalents and other receivables. The Company’s cash and cash equivalents are held with high credit quality financial institutions in Canada and as at March 31, 2025, management considers its exposure to credit risk to be low. The Company’s maximum exposure to credit risk is equal to the carrying amount of its cash and cash equivalents and other receivables.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company has aimed to manage liquidity risk by maintaining adequate cash and managing its capital and expenditures. At March 31, 2025, the Company had cash and cash equivalents of $10,474,336 and accounts payable and accrued liabilities of $1,332,500 with contractual maturities of less than one year. The Company’s ability to continue as a going concern is dependent on management’s ability to raise financing until such time that the Company is profitable. The Company manages its liquidity risk by forecasting cash flows from operations and investing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. At March 31, 2025, the Company assessed its liquidity risk as moderate.

GOLDSHORE RESOURCES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited, in Canadian Dollars)

Market risk

The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk. The Company is not exposed to significant currency risk, interest rate risk or other price risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s financial assets and financial liabilities are not exposed to interest rate risk due to their short-term nature and maturity. The Company is not exposed to interest rate risk at March 31, 2025.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that it has monetary assets and liabilities denominated in foreign currencies. The Company is not exposed to foreign currency risk at March 31, 2025.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer or by factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at March 31, 2025.

15.	CAPITAL MANAGEMENT

The Company considers its capital structure to consist of shareholders’ equity. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to any externally imposed capital requirements. There were no changes to the Company’s approach to capital management during the three months ended March 31, 2025.

16.	SEGMENT DISCLOSURES

The Company operates in a single operating segment in the geographic location of Canada. All of the Company’s non-current assets are located in Canada.

17.	SUBSEQUENT EVENTS

Subsequent to March 31, 2025, the Company provided notice to Wesdome of its intent to exercise its purchase option of the 1.0% NSR on all metal production from the Moss Gold Project for $7,500,000 with an anticipated closing date of July 21, 2025. The purchase price consists of a $5,500,000 cash payment and the issuance of 3,333,333 common shares at a deemed price of $0.60 per common share. Additionally, the Company entered into an agreement to repurchase certain net profit interests (“NPIs”) in the Moss Gold Project for a total purchase price of $1,590,000 through a combination of share consideration and cash payments over a term of 48-months.

Subsequent to March 31, 2025, 7,875,083 warrants were exercised at an exercise price of $0.25 and 351,830 compensation options were exercised at an exercise price of $0.17 for aggregate gross proceeds of $2,028,582. In addition, 352,950 warrants expired unexercised and 600,000 RSUs vested.